Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 14, 2006

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Foamex International Inc.
File Number 333-138180

Response to SEC Comment Letter dated December 12, 2006

Ladies and Gentlemen:

        On behalf of Foamex International Inc., a Delaware corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-1 (the "Registration Statement") of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on December 6, 2006.

        Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Pamela A. Long, dated December 12, 2006 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein (the "Prospectus" or "Amendment No. 2", as applicable).

        The Company's responses to the Staff's comments are as follows:

General

1.
We note your statement that the company "does not expect that the rights offering will be open for more than 30 days" in response to comment 1 of our letter dated November 24, 2006. Please confirm that your offering "will not" be open for more than 30 days. Otherwise, since your cover page contemplates an extension of the exercise period beyond the original term which does not limit the total offering period to 30 days or less, please provide the undertakings set forth in Item 512(a) of Regulation S-K. Refer to paragraphs (a)(1)(ix) and (a)(3) of Rule 415 of Regulation C.

Response to Comment 1

        While the Company does not currently expect that it will extend the rights offering beyond 30 days, it has reserved the ability to do so should circumstances require it, and therefore it has modified the Registration Statement to provide the undertakings set forth in Item 512(a) of Regulation S-K, as requested by the Staff.

Draft Legality Opinion

2.
We note the assumption contained in part (ii) of the second paragraph of the draft legal opinion relating to resolutions of the Board of Directors. Please delete this assumption, as it appears to relate directly to whether the securities are validly issued.

Response to Comment 2

        We have modified the legality opinion as requested. See Exhibit 5.1 to Amendment No. 2.

3.
Please confirm that the reference in the next to last paragraph of the draft opinion to the Delaware General Corporation Law includes applicable case law and applicable provisions of the Delaware Constitution.

Response to Comment 3

        We hereby confirm that the reference to the Delaware General Corporation Law in the legality opinion includes applicable case law and applicable provisions of the Delaware Constitution.

Closing Comment

4.
Please also review the representations requested on page 4 of our letter dated November 24, 2006, and provide these representations in the form requested.

Response to Comment 4

        The Company confirms that the representations requested on page 4 of the Staff's letter dated November 24, 2006 will be made by the Company in its letter to the Commission in which it requests acceleration of the effectiveness of the Registration Statement.

* * * *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3296 or Emilio Mena Jr., Esq. at (212) 373-3487.

Sincerely,
/s/ BRIAN S. KORN Brian S. Korn
cc:
Gregory J. Christian, Esq.
    Foamex International Inc.
Judith R. Thoyer, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP